Mail Stop 4561

May 31, 2007

Gary Guseinov
Chief Executive Officer
CyberDefender Corporation
12121 Wilshire Boulevard., Suite 350
Los Angeles, California 90025

Re: CyberDefender Corporation
**   Amendment No. 3 to Form SB-2**
**   Filed on May 7, 2007**
**   File No. 333-138430**

Dear Mr. Guseinov:

   We have reviewed your amended filing and have the following comments.

General

1. Please update the financial statements pursuant to Item 310(g) of Regulation S-B prior to effectiveness.

Executive Compensation

Summary Compensation Table, page 35

2. Please refer to prior comment number 5 of our letter dated April 20, 2007. You indicate in your response that you have included the amounts relating to loan forgiveness as "compensation rather than salary." Because the forgiven loans constitute in essence cash payments to the named executive officers, they should be included in the salary or bonus columns. Only those items than cannot be properly reported in columns (c) – (h) may be included in the "all other compensation" column.

Legality Opinion

3. We note that your opinion is dated January 31, 2007. Please provide an updated opinion prior to seeking effectiveness.

<u>Financial Statements</u>

4. Please refer to prior comment number 7 of our letter dated April 20, 2007. We have read your revised disclosures regarding deferred processing costs on page 12 and do not believe that you have adequately supported these deferrals. In this regard, we note that you refer to paragraph 49 of SOP 97-2, or the guidance relating to recognizing revenue on a subscription basis when unspecified additional software products are offered as part of an arrangement. This guidance is not relevant to deferring your processing costs. Please identify the specific guidance that you rely on to defer these costs, explain to us how you apply that guidance and revise your disclosure accordingly. We may have further comment.

5. Please refer to prior comment number 10 of our letter dated April 20, 2007. Based on your response to prior comment number 10, it does not appear that you have provided sufficient support to overcome the significant negative evidence represented by the existence of large cumulative losses at December 31, 2005. These cumulative losses were objectively verifiable and significant as of December 31, 2005 and it appears that you were attempting to overcome those losses with subjective forecasts of future income absent any significant positive evidence listed in paragraph 24 of SFAS 109. Your response merely indicates that the Company "anticipated taxable income" and "believed sales would continue to increase." Revise your financial statements to record a deferred tax asset valuation allowance at December 31, 2005 or provide us with a meaningful discussion supporting why such revision is not necessary.

6. Please refer to prior comment number 11 of our letter dated April 20, 2007. Please continue to provide us with updates to the information requested in prior comment number 11 as it relates to all equity related transactions subsequent to this request through the effective date of the registration statement.

    You may contact Megan Akst at 202-551-3407 or Mark Kronforst, Accounting Branch Chief, at 202-551-3451, if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Maryse Mills-Apenteng at 202-551-3457. If you require further assistance you may contact the undersigned at 202-551-3735.

                                            Sincerely,

                                            Barbara C. Jacobs
                                            Assistant Director

cc: <u>Via facsimile: (212) 907-6687</u>
        Kevin Friedmann, Esq.
        Richardson & Patel, LLP